UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  1)

Azure Midstream Partners, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

05501X100

(CUSIP Number)

Stephen C. Sullivan

12377 Merit Drive, Suite 300

Dallas, Texas 75251

518-587-5995

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 19, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0551X100

1.	Names of Reporting Persons. Azure Midstream Energy LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power * 255,319

	8.	Shared Voting Power

	9.	Sole Dispositive Power * 255,319

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 255,319

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.3%

14.	Type of Reporting Person (See Instructions) OO

* Azure Midstream Energy LLC (“AME”) has sole voting and dispositive power as to units beneficially owned by it. AME is a wholly-owned, member-managed Delaware limited liability company. As such, Azure Midstream Holdings LLC (“Holdings”), its sole member, controls AME.

CUSIP No. 0551X100

1.	Names of Reporting Persons. Azure Midstream Holdings LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power * 255,319

	8.	Shared Voting Power

	9.	Sole Dispositive Power * 255,319

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 255,319

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.3%

14.	Type of Reporting Person (See Instructions) OO

* AME has sole voting and dispositive power as to units beneficially owned by it. AME is a wholly-owned, member-managed Delaware limited liability company. As such, Holdings, its sole member, controls AME.

SCHEDULE 13D

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment”) is being jointly filed by Azure Midstream Holdings LLC, a Delaware limited liability company (“Holdings”), and Azure Midstream Energy LLC, a Delaware limited liability company and a wholly-owned subsidiary of Holdings (“AME”).  AME and Holdings are collectively referred to as the “Reporting Persons.”  This Amendment relates to the common units representing limited partner interests in Azure Midstream Partners, LP, a Delaware limited partnership (the “Partnership”).  The Reporting Persons are filing this Amendment to report a change in beneficial ownership of the common units of the Partnership, which has resulted in the Reporting Persons ceasing to be the beneficial owner of five percent or more of the common units.  Accordingly, this Amendment is the final amendment to the Schedule 13D originally filed with the Securities and Exchange Commission with respect to the Partnership by the Reporting Persons on April 7, 2016 (the “Original Schedule 13D”) and is an exit filing for the Reporting Persons.  All capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 4.   Purpose of the Transaction

The information contained in Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end thereof:

On January 19, 2017, AME delivered to the Partnership the written notice attached hereto as Exhibit 99.2 (the “Option Relinquishment Notice”), pursuant to which AME irrevocably relinquished, released and abandoned AME’s option to acquire 20% of the Partnership’s common and subordinated units that were held by NuDevco as of February 27, 2015 as part of the contribution of the Legacy gathering system and assets and related transactions.  The number of the Partnership’s common units that were beneficially owned by the Reporting Persons prior to the delivery of the Option Relinquishment Notice reflected 387,853 common units subject to such option, which the Reporting Persons had the right to acquire as provided in Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended.  AME determined that, given the terms of such option, including the fact that the option would have expired pursuant to its terms on February 27, 2017, the option was uneconomic, no longer conferred any actual or potential benefits on AME and should therefore be relinquished. Effective upon the delivery of the Option Relinquishment Notice, the Reporting Persons’ beneficial ownership of the Partnership’s common units was reduced to 255,319 common units, which common units represent an ownership percentage of 2.3% of the outstanding common units of the Partnership.  Accordingly, AME has ceased to be the beneficial owner of five percent or more of the common units of the Partnership.

The Reporting Persons, and certain of their affiliates and other persons who do not beneficially own common units of the Partnership, have recently begun to consider, and are beginning to make efforts to formulate, a proposal to acquire substantially all of the assets of the Partnership.  At the present time, the terms and provisions of any such proposal have not yet been determined and neither Reporting Person nor any of its affiliates has made any such proposal to the Partnership or its representatives.  Moreover, if any such proposal is made, significant diligence investigations, discussions and financing arrangements would have to occur before any agreements could be reached with respect to such an acquisition.  In general, there can be no assurance that any terms and conditions that may be proposed would be acceptable to the Partnership or that any agreement with respect to any transaction will ever be reached.

Item 5.   Interest in Securities of the Issuer

The information contained in Item 5 of the Original Schedule 13D is hereby amended and supplemented by adding the following information at the end thereof:

The information contained in Item 4 is incorporated herein by reference.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information contained in Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following information at the end thereof:

The information contained in Item 4 of this Amendment is incorporated by reference.

Item 7.   Material to be Filed as Exhibits.

The information contained in Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following information at the end thereof:

Exhibit 99.2    Option Relinquishment Notice.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: January 19, 2017

Azure Midstream Energy LLC

	By:	/s/ Amanda Bush
Name: Amanda Bush
Title: Chief Financial Officer

Azure Midstream Holdings LLC

By:	/s/ Amanda Bush
Name: Amanda Bush
Title: Chief Financial Officer